The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to completion	January 24, 2005

(To Prospectus dated May 18, 2004)

Filed Pursuant to Rule 424 (b)(3)

File No. 333-114366

5,000,000 Shares

Common Stock

We are offering all of the 5,000,000 shares of common stock offered by this prospectus supplement.

Our common stock is quoted on the Nasdaq National Market under the symbol “TELK.” On January 21, 2005, the last reported sales price of our common stock on the Nasdaq National Market was $19.49 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock under the heading “ Risk factors” beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 750,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2005.

Sole Book-Running Manager

UBS Investment Bank

JPMorgan	Lehman Brothers

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

“Telik,” the Telik logo, TRAP, TELCYTA and TELINTRA are trademarks of Telik, Inc. All other brand names or trademarks appearing in this prospectus supplement or the accompanying prospectus are the property of their respective owners.

i

Prospectus supplement summary

This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including information under the caption the “Risk factors,” the financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless the context requires otherwise, the words “Telik,” “we,” “company,” “us” and “our” refer to Telik, Inc.

BUSINESS OVERVIEW

We are a biopharmaceutical company working to discover, develop and commercialize innovative small molecule drugs to treat diseases. Our most advanced drug development candidate is TELCYTA (TLK286), a tumor-activated small molecule. We have three on-going Phase 3 registration clinical trials for TELCYTA. The first Phase 3 clinical trial (ASSIST-1) is for the treatment of advanced ovarian cancer. The second Phase 3 clinical trial (ASSIST-2) is for the treatment of advanced non-small cell lung cancer. The third Phase 3 clinical trial (ASSIST-3) evaluates TELCYTA in combination with carboplatin for the treatment of platinum resistant or refractory ovarian cancer. We are also conducting two Phase 2 clinical trials of TELCYTA in the treatment of Stage IIIb or IV non-small cell lung cancer for patients who have not previously received chemotherapy. One clinical trial is in combination with cisplatin, and the other clinical trial is in combination with carboplatin and paclitaxel. To date, we have not obtained regulatory approval for the commercial sale of any products, and we have not received any revenue from the commercial sale of products.

TELINTRA (TLK199), our second product candidate, is in a Phase 2 clinical trial in myelodysplastic syndrome, or MDS, a form of pre-leukemia. We discovered our product candidates using our proprietary drug discovery technology, TRAP, which we believe enables the rapid and efficient discovery of small molecule product candidates.

TELCYTA, our lead product candidate, is a small molecule tumor-activated cancer product candidate that binds to glutathione S-transferase P1-1, or GST P1-1, a protein that is elevated in many human cancers, such as ovarian, non-small cell lung, colorectal, breast and other types of cancer. GST P1-1 levels are often further elevated following treatment with many standard chemotherapy drugs, and this elevation is associated with the development of resistance to these drugs. When TELCYTA binds to GST P1-1 inside a cancer cell, a chemical reaction occurs, releasing fragments of TELCYTA that cause programmed cancer cell death, or apoptosis.

TELCYTA has shown clinical antitumor activity alone and in combination in multiple Phase 2 clinical trials in refractory or resistant ovarian, non-small cell lung, breast and colorectal cancer. Positive results from three combination trials were presented at the annual meeting of the American Society of Clinical Oncology in June 2004 and at the Tenth Biannual International Gynecologic Cancer Society meeting in October 2004.

We have completed patient enrollment in ASSIST-1 and continue to enroll patients in ASSIST-2. We have received a Special Protocol Assessment review by the U.S. Food and Drug Administration (“FDA”) and a Fast Track designation for ASSIST-1 and ASSIST-2. We initiated ASSIST-3, a Phase 3 registration trial of TELCYTA in combination with carboplatin as second-line therapy in platinum refractory or resistant ovarian cancer, in December 2004. We have retained worldwide commercialization rights for TELCYTA.

TELINTRA, our second cancer product candidate, is a small molecule bone marrow stimulant that we are developing for the treatment of blood disorders associated with low blood cell levels, such as neutropenia, anemia or thrombocytopenia. These conditions are associated with MDS. Neutropenia and anemia are also toxic side effects of cancer chemotherapy. TELINTRA activates signaling pathways that lead to the growth and differentiation of blood cells. In preclinical tests, TELINTRA has been shown to stimulate white blood cell production. This effect may provide the basis for the treatment of MDS and other conditions associated with low blood cell production with TELINTRA. Interim results were presented at the American Society of Hematology in 2004 and showed positive effects in patients with MDS. We have retained worldwide commercialization rights for TELINTRA.

Our next product candidate may be selected from our on-going discovery research programs and our collaborations with leading cancer centers. These include compounds intended to be inhibitors of GST, AURORA kinase and other enzymes that we believe are critical to the growth of cancer cells and intended for the treatment of cancer, as well as MCP-1 inhibitors that have potential for the treatment of inflammatory diseases.

We discovered all of our product candidates using our proprietary technology, Target-Related Affinity Profiling, or TRAP, which we believe enables the rapid and efficient discovery of small molecule product candidates. TRAP exploits a fundamental property of all drugs, which is their selective interaction with proteins. By developing a profile of how small molecule chemicals interact with a reference panel of proteins, we believe we can identify compounds that are active against disease-related protein targets faster than with alternative technologies.

PRODUCT CANDIDATE PIPELINE

We have concentrated our efforts in cancer and inflammatory diseases. We periodically reevaluate and prioritize our research programs. The following table summarizes key information about our current product candidate pipeline:

Product candidate	Clinical indication	Development status	Commercialization rights
Clinical
TELCYTA Tumor-activated cancer product candidate	Ovarian cancer Non-small cell lung cancer Ovarian cancer, 2nd line (carboplatin combination vs. Doxil)	Phase 3 (ASSIST-1)—on-going Phase 3 (ASSIST-2)—on-going Phase 3 (ASSIST-3)—on-going	Worldwide
	Non-small cell lung cancer (1st line, with cisplatin)	Phase 2—on-going
	Non-small cell lung cancer (1st line, with carboplatin and paclitaxel)	Phase 2—on-going
	Ovarian cancer	Phase 2—completed
	Non-small cell lung cancer	Phase 2—completed
	Colorectal cancer	Phase 2—completed
	Breast cancer	Phase 2—completed
	Ovarian cancer (Doxil combination)	Phase 2—completed
	Ovarian cancer (carboplatin combination)	Phase 2—completed
	Non-small cell lung cancer (Taxotere combination)	Phase 2—completed
TELINTRA Bone marrow stimulant	MDS	Phase 2—on-going	Worldwide
Preclinical
GST inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
Raf kinase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
AURORA kinase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
DNA methyl transferase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
Poly(ADP-ribose) Glycohydrolase	Cancer	Small molecule inhibitors discovered	Worldwide
IGF-1 inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
AKT kinase inhibitor	Cancer	Small molecule inhibitors discovered	Worldwide
MCP-1 antagonist	Rheumatoid arthritis, asthma, atherosclerosis, multiple sclerosis, inflammatory bowel disease, cancer	Preclinical and safety assessment on-going	North and South America and jointly in Europe

RECENT DEVELOPMENTS

TELCYTA—Tumor activated cancer product candidate

TELCYTA has been evaluated in multiple clinical trials. Results from these clinical trials indicate that TELCYTA is generally well-tolerated, with mostly mild to moderate side effects, particularly when compared to the side effects and toxicities of standard chemotherapeutic drugs. This tolerability profile may be an important clinical advantage for TELCYTA. Since combination drug regimens are commonly used in cancer treatment, the tolerability profile of TELCYTA and its lack of overlapping toxicities with standard chemotherapeutic drugs suggest TELCYTA may be well suited for inclusion in combination chemotherapy regimens.

We have three on-going Phase 3 registration trials with TELCYTA. The first Phase 3 clinical trial (ASSIST-1) is for the treatment of advanced ovarian cancer. The second Phase 3 clinical trial (ASSIST-2) is for the treatment of advanced non-small cell lung cancer. The third Phase 3 clinical trial (ASSIST-3) evaluates TELCYTA in combination with carboplatin for the treatment of platinum resistant or refractory ovarian cancer.

In June 2004, at the American Society of Clinical Oncology annual meeting, we announced positive results from three Phase 2 clinical trials testing TELCYTA in combination with standard chemotherapeutic drugs, including TELCYTA in combination with docetaxel in platinum resistant non-small cell lung cancer, TELCYTA in combination with carboplatin and TELCYTA in combination with Doxil in platinum refractory or resistant ovarian cancer. The data from these clinical trials demonstrate that the combination of TELCYTA with standard chemotherapeutic drugs may provide significant clinical benefit with durable responses without new or unanticipated toxicities and has the potential to re-sensitize platinum refractory or resistant ovarian cancer to platinum. In October 2004, we announced additional positive data from the Phase 2 clinical trials of TELCYTA administered in combination with carboplatin and Doxil in platinum reftractory or resistant ovarian cancer at the Tenth Biannual International Gynecologic Cancer Society meeting.

In 2004, we initiated two Phase 2 clinical trials of TELCYTA in the treatment of Stage IIIb or IV non-small cell lung cancer for patients who have not previously received chemotherapy. One clinical trial is in combination with cisplatin, and the other clinical trial is in combination with carboplatin and paclitaxel. Platinum and taxane-based drug combinations are the current standard for the front-line chemotherapy of lung and ovarian cancer.

TELINTRA—Bone marrow stimulant

Our Phase 2 clinical trial in patients with MDS, a pre-leukemic condition, is on-going and has not identified a dose limiting toxicity. MDS is a disease characterized by defects in the blood-producing cells of the bone marrow, in which low blood cell levels occur. We presented positive interim data at the American Society of Hematology annual meeting in December 2004. In this study, clinically significant improvement was observed across all major MDS FAB subtypes and in all blood cell lineages. TELINTRA was well-tolerated in this predominantly elderly patient population, and enrollment is on-going.

OUR STRATEGY

Our goal is to become a leading biopharmaceutical company focused on discovering, developing and commercializing innovative small molecule drugs to treat cancer and inflammatory diseases. Key elements of our strategy are to:

➢	Develop small molecule drugs for major disease areas. We intend to develop small molecule drugs to address unmet needs in the areas of cancer and inflammatory diseases. The number of patients with these diseases has been increasing due primarily to the aging population. This has led to a growing demand for new drugs that offer competitive advantages over existing products, such as improved effectiveness and reduced side effects. The advantages of small molecule drugs over therapeutic proteins include the ease of manufacturing and administration, the potential for oral dosing and applicability to a wider range of disease targets, including those inside the cell.

➢	Retain commercial rights to our product candidates. We plan to seek to retain significant commercial rights to our product candidates by conducting clinical development activities at least through initial proof of efficacy in humans. Because the development process for cancer drugs is relatively short and well defined, the cost and time required to bring new drugs to market is typically significantly less than that required for other therapeutic categories. For diseases that require larger and longer clinical trials, we plan to share the risks and costs of development by partnering these programs before completion of registration trials, which we expect may require granting commercialization rights to our collaborators. Our goal is to develop and commercialize our cancer product candidates in North America. We believe that the hospital-based cancer market in the United States is readily accessible by a limited sales and marketing presence due to the concentrated market of prescribing physicians coupled with the substantial unmet therapeutic needs. As appropriate, we will seek to establish collaborations with multinational pharmaceutical companies to assist in the commercialization of our product candidates.

➢	Select targets strategically. We believe that we can apply our TRAP drug discovery technology to virtually any protein target. We regularly review the progress of scientific and clinical research in important disease areas to identify targets with commercial potential. By careful selection of targets, we intend to develop product candidates with a clear path to regulatory approval and the potential to show early evidence of clinical efficacy. This strategy should allow us to reduce the risk inherent in drug discovery and accelerate the commercialization of our product candidates.

➢	Use TRAP to sustain a pipeline of drug candidates. We believe our proprietary TRAP drug discovery platform allows us to rapidly and efficiently identify small molecules active against potential disease targets. We have used and plan to continue to use this platform to provide a pipeline of future product development candidates generated internally or through collaborations. For example, through a collaboration with the University of Arizona Cancer Center, we are applying TRAP to identify novel compounds active against a wide range of potential cancer targets. We plan to secure additional academic partners for the use of TRAP technology. We also have entered into corporate collaborations, such as with Hoffman-La Roche Inc., to assist our partners in identifying product candidates for promising therapeutic targets.

The offering

Common stock we are offering	5,000,000 shares

Common stock to be outstanding immediately following this offering	48,832,529 shares

Nasdaq National Market symbol	TELK

Use of proceeds

We estimate that the net proceeds from this offering after deducting expenses will be approximately $91.6 million, assuming a public offering price of $19.49 per share. We anticipate using the net proceeds from the sale of the common stock to fund clinical trials of TELCYTA and TELINTRA and for other research and development and general corporate purposes. See “Use of proceeds.”

The number of shares of common stock to be outstanding after this offering is based on 43,832,529 shares outstanding as of December 31, 2004 and excludes:

➢	7,473,344 shares of common stock underlying options outstanding as of December 31, 2004 at a weighted average exercise price of $13.04 per share; and

➢	1,051,352 shares available for issuance or future grant under our 2000 Equity Incentive Plan, 540,065 shares available for issuance under our 2000 Employee Stock Purchase Plan and 56,459 shares available for issuance or future grant under our 2000 Non-Employee Directors’ Stock Option Plan, as of December 31, 2004.

Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Summary financial data

The table below presents summary statement of operations and balance sheet data. The summary financial data for each of the three years ended December 31, 2001 through December 31, 2003 are derived from our audited financial statements for those periods. We derived the summary financial data as of September 30, 2004 and for the nine months ended September 2003 and 2004 from our unaudited financial statements. The unaudited financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2004. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes incorporated by reference into this prospectus supplement and on file with the SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of the accompanying prospectus entitled “Where you can find more information” beginning on page 7. The as adjusted balance sheet data gives effect to the sale of 5,000,000 shares of our common stock in this offering at an assumed public offering price of $19.49 per share, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except per share data)
Statement of operations data
Contract revenue from collaborations	$1,788	$1,245	$436	$429	$119
Other revenues	83	42	—	—	—
Total operating expenses	22,452	37,214	52,226	37,364	50,967
Net loss	$(18,566)	$(34,782)	$(50,642)	$(36,112)	$(49,055)

Net loss per common share, basic and diluted	$(0.77)	$(1.17)	$(1.38)	$(1.01)	$(1.12)

Weighted average shares used in computing net loss per common share, basic and diluted	24,030	29,786	36,812	35,798	43,675

	September 30, 2004
	Actual	As adjusted
	(in thousands)
Balance sheet data
Cash, cash equivalents, investments and restricted investments	$154,957	$246,567
Working capital	123,249	214,859
Total assets	162,825	254,435
Long-term liabilities	2,381	2,381
Accumulated deficit	(216,986)	(216,986)
Total stockholders’ equity	146,866	238,476

Risk factors

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus supplement, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

We have a history of net losses, which we expect to continue for at least several years. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

Due to the significant research and development expenditures required to develop our TRAP technology and identify new product candidates, and the lack of any products to generate revenue, we have not been profitable and have incurred operating losses since we were incorporated in 1988. As of September 30, 2004, we had an accumulated deficit of $217.0 million. We expect to incur losses for at least the next several years and expect that these losses will increase as we expand our research and development activities and incur significant clinical testing costs. We do not anticipate that we will generate product revenue for several years. Our losses, among other things, have caused and will cause our stockholders’ equity and working capital to decrease. To date, we have derived substantially all of our revenues, which have not been significant, from project initiation fees and research reimbursement paid pursuant to existing collaborative agreements with third parties and achievement of milestones under current collaborations. We expect that this trend will continue until we develop, and obtain regulatory approval and market acceptance of, our product candidates, if at all. We may never generate product revenue sufficient to become profitable.

All of our product candidates are in research and development. If clinical trials of TELCYTA or TELINTRA are delayed or unsuccessful or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer.

Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us or our collaborators several years to complete this testing, and failure can occur at any stage of the process. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of clinical trials do not necessarily predict final results. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials.

TELCYTA has to date been evaluated in Phase 1 and Phase 2 clinical trials. We initiated a Phase 3 registration trial of TELCYTA in ovarian cancer in the first quarter of 2003, a Phase 3 registration trial of TELCYTA in non-small cell lung cancer in March 2004 and a Phase 3 registration trial of TELCYTA in combination with carboplatin versus Doxil as second-line therapy in platinum refractory or resistant ovarian cancer in December 2004. These clinical trials test TELCYTA against a control arm consisting of currently established standard drug treatments for these cancers. Changes in standards of care during our Phase 3 clinical trials may cause us to, or the FDA may require us to, perform additional clinical testing of TELCYTA against a different control arm prior to filing a New Drug Application for marketing approval. AstraZeneca, the manufacturer of Iressa, recently announced that studies indicate that while Iressa appears to benefit some patients, it does not significantly prolong survival in the overall population of patients using the drug. Should the FDA undertake any action based on these studies, such as instructing us to suspend our Phase 3 clinical trial of TELCYTA in non-small cell lung cancer, which

Risk factors

utilizes Iressa as a comparator drug, our ability to complete the clinical trial could be compromised. As a result, we may not be able to gain the FDA’s approval for the use of TELCYTA in non-small cell lung cancer based on this Phase 3 clinical trial, or approval of this indication could be delayed.

We are also currently in a Phase 2 clinical trial of TELINTRA in MDS, a form of pre-leukemia, to evaluate safety, pharmacokinetics, pharmacodynamics and efficacy. Our success also depends, in part, on our ability to complete clinical development of TELINTRA or other preclinical product candidates and take them through early clinical trials.

Any clinical trial may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated. We typically rely on third-party clinical investigators to conduct our clinical trials and, as a result, we may face additional delays outside our control. We have engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 clinical trials of TELCYTA. Dependence on a CRO subjects us to a number of risks. Delays in identifying and engaging a CRO may result in delays in the initiation of other clinical trials. We may not be able to control the amount and timing of resources the CRO may devote to our clinical trials. Should the CRO fail to administer our Phase 3 clinical trials properly, regulatory approval, development and commercialization of TELCYTA will be delayed.

We do not know whether we will begin planned clinical trials on time or whether we will complete any of our on-going clinical trials on schedule, if at all. We do not know whether any clinical trials will result in marketable products. Typically, there is a high rate of failure for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for several years.

Significant delays in clinical testing could materially impact our clinical trials. We do not know whether planned clinical trials will begin on time, will need to be revamped or will be completed on schedule, if at all. In addition to the reasons stated above, clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective clinical sites, delays in obtaining institutional review board approval to conduct a study at a prospective clinical site and delays in recruiting subjects to participate in a study.

Delays can also materially impact our product development costs. If we experience delays in testing or approvals, our product development costs will increase. For example, we may need to make additional payments to third-party investigators and organizations to retain their services or we may need to pay recruitment incentives. If the delays are significant, our financial results and the commercial prospects for our product candidates will be harmed, and our ability to become profitable will be delayed.

We believe that our ability to compete depends, in part, on our ability to use our proprietary TRAP technology to discover new pharmaceutical products.

TRAP, our proprietary drug discovery technology, is a relatively new drug discovery method that uses a protein panel of approximately 20 proteins selected for their distinct patterns of interacting with small molecules. This panel may lack essential types of interactions that we have not yet identified, which may result in our inability to identify active compounds that have the potential for us to develop into commercially viable drugs.

Risk factors

If we are unable to raise adequate funds in the future, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials to develop our product candidates.

The process of carrying out the development of our own unpartnered product candidates to later stages of development and developing other research programs to the stage that they may be partnered will require significant additional expenditures, including the expenses associated with preclinical testing, clinical trials and obtaining regulatory approval. We believe that our existing cash and investment securities, together with the anticipated net proceeds of this offering, will be sufficient to support our current operating plan at least until the end of 2006. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future. We do not know whether additional financing will be available when needed or that, if available, we will obtain financing on terms favorable to our stockholders. As of September 30, 2004, our accumulated deficit was $217.0 million, and we expect capital outlays and operating expenditures to increase over the next several years as we expand our clinical, research and development activities. The extent of any actual increase in operating or capital spending will depend in part on the clinical success of our product candidates. If we fail to raise adequate funds on terms acceptable to us, if at all, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials.

Raising additional capital by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies or product candidates.

We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. Debt financing may subject us to restrictive covenants that may adversely affect our operations. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.

If our competitors develop and market products that are more effective than our product candidates or any products that we may develop, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop, such as TELINTRA, will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. Our competitors may develop new screening technologies and may utilize discovery techniques or partner with collaborators in order to develop products more rapidly or successfully than we or our collaborators are able to do.

Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures, licensing arrangements or other collaborations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

Risk factors

Our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us or which would render our technology and potential drugs obsolete and noncompetitive. In addition, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us or our collaborators. Any drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, may not be able to compete successfully with our competitors’ existing products or products under development or may not obtain regulatory approval in the United States or elsewhere.

If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates.

Even if we are able to achieve success in our preclinical testing, we, or our collaborators, must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our product candidates in humans before they can be approved for commercial sale. Failure to obtain regulatory approval will prevent commercialization of our product candidates.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product candidate that we are developing or hope to develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years and depends on the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in humans, we, or our collaborators, must submit and receive approval from the FDA of an IND application. We must comply with FDA “Good Laboratory Practices” regulations in our preclinical studies. Clinical trials are subject to oversight by institutional review boards of participating clinical sites and the FDA and:

➢	must be conducted in conformance with the FDA regulations;

➢	must meet requirements for institutional review board approval;

➢	must meet requirements for informed consent;

➢	must meet requirements for Good Clinical Practices;

➢	may require large numbers of participants; and

➢	may be suspended by us, our collaborators or the FDA at any time if it is believed that the subjects participating in these clinical trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these clinical trials.

Before receiving FDA clearance to market a product, we or our collaborators must demonstrate that the product candidate is safe and effective in the patient population that will be treated. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated, a program to be terminated and could delay approval. We typically rely on third-party clinical investigators to conduct our clinical trials and other third party organizations to perform data collection and analysis and, as a result, we may face additional delaying factors outside our control. In addition, we may encounter delays or rejections based upon additional government regulation from future legislation

Risk factors

or administrative action or changes in FDA policy or interpretation during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious, which could limit our market opportunity. Furthermore, product approvals, once granted, may be withdrawn if problems occur after initial marketing. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance. Regulatory clearance may also contain requirements for costly post-marketing testing and surveillance to monitor the safety and efficacy of the product. If problems occur after initial marketing, such as the discovery of previously unknown problems with our product candidates, including unanticipated adverse events or adverse events of unanticipated severity or frequency, or manufacturer or manufacturing issues, marketing approval can be withdrawn.

Outside the United States, the ability to market a product depends on receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process typically includes all of the risks associated with FDA clearance described above and may include additional risks.

As our product programs advance, we will need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel.

Our success depends in part on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. As we plan for and commence additional advanced clinical trials, including Phase 2 and Phase 3, we will also need to expand our clinical development personnel. In addition, our research programs depend on our ability to attract and retain highly skilled chemists and other scientists. None of our key employees have indicated to Telik that they have plans to retire or leave Telik in the near future. If we lose the services of Dr. Wick or any of our other key personnel, our research and development efforts could be seriously and adversely affected. We have generally entered into consulting or other agreements with our scientific and clinical collaborators and advisors. However, these agreements may not ensure the continued service of these collaborators or advisors. We do not carry key person insurance that covers Dr. Wick or any of our other key employees. There is currently a shortage of skilled executives and employees with technical expertise in the biotechnology industry, and this shortage is likely to continue. As a result, competition among numerous companies, academic and other research institutions for skilled personnel and experienced scientists is intense and turnover rates are high. The cost of living in the San Francisco Bay Area is very high compared to other parts of the country, which we expect will adversely affect our ability to compete for qualified personnel and will increase costs. Because of this competitive environment, we have encountered and may continue to encounter increasing difficulty in attracting qualified personnel as our operations expand and the demand for these professionals increases, and this difficulty could significantly impede the achievement of our research and development objectives.

Risk factors

If physicians and patients do not accept products that we may develop, our ability to generate product revenue in the future will be adversely affected.

Products that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Market acceptance of and demand for any products that we may develop will depend on many factors, including the following:

➢	our ability to provide acceptable evidence of safety and efficacy;

➢	convenience and ease of administration;

➢	cost effectiveness;

➢	the effectiveness of our marketing strategy and the pricing of any products that we may develop;

➢	our ability to obtain third-party coverage or reimbursement; and

➢	the prevalence and severity of adverse side effects.

Physicians may elect not to recommend products that we may develop even if we meet the above criteria. If any product that we may develop fails to achieve market acceptance, we may not be able to successfully market and sell the product, which would limit our ability to generate revenue and adversely affect our operations.

If we or our licensees cannot obtain and defend our respective intellectual property rights, or if our product candidates, technologies or any products that we may develop are found to infringe patents of third parties, we could become involved in lengthy and costly legal proceedings that could adversely affect our business.

Our success will depend in a large part on our own and our licensees’ ability to obtain and defend patents for each party’s respective technologies and the compounds and other products, if any, resulting from the application of these technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. As a result, the degree of future protection for our proprietary rights is uncertain, and we cannot assure you that:

➢	we were the first to make the inventions covered by each of our pending patent applications;

➢	we were the first to file patent applications for these inventions;

➢	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

➢	any of our pending patent applications will result in issued patents;

➢	any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

➢	any of our issued patents will be valid or enforceable; or

➢	we will develop additional proprietary technologies that are patentable.

Accordingly, we cannot predict the breadth of claims allowed in our or other companies’ patents.

For TRAP, we hold patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire between 2014 and 2015. For TELCYTA, we hold compound patents in the United States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire in 2013 and 2014. For TELINTRA, we hold compound patents in the United

Risk factors

States and internationally, including a pending foreign application. These patents, and any patent that may issue on the pending application, will expire in 2014. We can generally apply for patent term extensions on the patents for TELCYTA and TELINTRA when and if marketing approvals for these compounds are obtained in the relevant countries.

Our success will also depend, in part, on our ability to operate without infringing the intellectual property rights of others. We cannot assure you that our activities will not infringe patents owned by others. As of the date of this prospectus supplement, we have not received any communications with the owners of related patents alleging that our activities infringe their patents. However, if our product candidates, technologies or any products that we may develop are found to infringe patents issued to third parties, the manufacture, use and sale of any products that we may develop could be enjoined, and we could be required to pay substantial damages. In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. Failure to obtain such licenses could negatively affect our business.

Others may have filed and in the future may file patent applications covering small molecules or therapeutic products that are similar to ours. We cannot assure you that our patent applications will have priority over patent applications filed by others. Any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we, or our collaborators, would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, and we may not be successful in any such litigation.

In addition, we could incur substantial costs and use of our key employees’ time and efforts in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits, and we cannot predict whether we would be able to prevail in any of these suits.

Furthermore, some of our patents and intellectual property rights are owned jointly by us and our collaborators. While there are legal and contractual restraints on the rights of these joint owners, they may use these patents and other intellectual property in ways that may harm our business. We may not be able to prevent this type of use.

We also rely on trade secrets to protect our technology, including aspects of our TRAP technology, where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If the identity of specific proteins or other elements of our TRAP technology become known, our competitive advantage in drug discovery could be reduced.

Many of our collaborators and scientific advisors have publication and other rights to certain information and data gained from their collaboration and research with us. Any publication or other use could limit our ability to secure intellectual property rights or impair any competitive advantage that we may possess or realize by maintaining the confidentiality of the information or data.

Risk factors

We will depend on collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside of our control, may require us to relinquish important rights or may otherwise not be on terms favorable to us.

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials. Dependence on collaborative arrangements will subject us to a number of risks. We may not be able to control the amount and timing of resources our collaborative partners may devote to the product candidates. Our collaborative partners may experience financial difficulties. Should a collaborative partner fail to develop or commercialize a compound or product candidate to which it has rights from us, we may not receive any future milestone payments and will not receive any royalties for this compound or product candidate. Business combinations or significant changes in a collaborative partner’s business strategy may also adversely affect a partner’s willingness or ability to complete its obligations under the arrangement. If we fail to enter into additional collaborative agreements on favorable terms, our business, financial condition and results of operations could be materially adversely affected.

Some of our collaborations are for early stage programs and allow partners significant discretion in electing whether to pursue any of the planned activities. We do not anticipate significant revenues to result from these relationships until the collaborator has advanced product candidates into clinical trials, which will not occur for several years, if at all. These arrangements are subject to numerous risks, including the right of the collaboration partner to control the timing of the research and development efforts, the advancement of lead product candidates to clinical trials and the commercialization of product candidates. In addition, a collaborative partner could independently move forward with a competing lead candidate developed either independently or in collaboration with others, including our competitors.

If we are unable to enter into or maintain existing contracts with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We expect to continue to rely on third parties for the manufacture of our product candidates and any products that we may develop. We currently lack the resources and capability to manufacture any of our product candidates on a clinical scale or any products that we may develop on a commercial scale. As a result, we will be dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our product candidates and any products that we may develop. Our product candidates and any products that we may develop may be in competition with other product candidates and products for access to these facilities. For this and other reasons, our collaborators or third parties may not be able to manufacture these product candidates and products in a cost effective or timely manner. While we currently possess sufficient inventory of TELCYTA and TELINTRA that are stored in multiple locations and an additional, substantial quantity of the active ingredient in TELCYTA, if these inventories are lost or damaged, the clinical development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver any products that we may develop on a timely basis could be impaired or precluded.

Risk factors

We are currently dependent on a single source of supply of the active ingredient in TELCYTA, Organichem Corp. We recently entered into an agreement with a second source for supply of the active ingredient. While we are working to qualify this additional supplier, there is no certainty that this will occur. We are currently dependent upon two sources for the drug product manufacture of TELCYTA.

We presently depend upon a single source of supply for clinical quantities of the active ingredient in TELINTRA, Bachem Corporation. We recently entered into an agreement with a second source for supply of the active ingredient, and are working to qualify this additional supplier. We also depend upon a single source of supply for a key excipient used in the manufacture of TELINTRA, Lipoid GmbH. While we are evaluating potential alternative sources of these materials, we have no such alternative sources that are immediately available. Cardinal Health, Inc. is currently our sole drug product manufacturer of TELINTRA. While we have entered into an agreement with a second drug product manufacturer and are working to qualify this additional manufacturing source, there is no certainty this will occur.

If manufacturing is not performed in a timely manner, if our suppliers fail to perform or if our relationships with our suppliers or manufacturers should terminate, our clinical trials and commercialization of TELCYTA and TELINTRA could be delayed. We may not be able to enter into or maintain any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our product candidates and our anticipated dependence upon others for the manufacture of any products that we may develop may adversely affect our future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize any products that we may develop.

We currently have no sales, marketing or distribution capabilities. In order to commercialize any products that we may develop, we must internally develop sales, marketing and distribution capabilities or establish collaborations or other arrangements with third parties to perform these services. We intend to market some products that we may develop directly in North America and rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market other products that we may develop and address other markets. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, any product revenues are likely to be lower than if we directly marketed and sold any products that we may develop, and any revenues we receive will depend upon the efforts of third parties, whose efforts may not be successful.

Budget constraints may force us to delay our efforts to develop certain product candidates in favor of developing others, which may prevent us from commercializing all product candidates as quickly as possible.

Because we have limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development budget. As a result, we may have to prioritize development candidates and may not be able to fully realize the value of some of our product candidates in a timely manner, as they will be delayed in reaching the market, if at all.

Risk factors

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and any products that we may develop.

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims or specific causes for concern, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates and any products that we may develop. In addition, product liability claims may also result in withdrawal of clinical trial volunteers, injury to our reputation and decreased demand for any products that we may commercialize. We currently carry product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit. We will need to increase the amount of coverage if and when we have a product that is commercially available. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of any products that we may develop, alone or with corporate collaborators.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals and various radioactive compounds, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We currently have several coverages applying to various types of biological and pollution exposures for a total amount of $350,000 in insurance, which we believe is a reasonably adequate amount to insulate us from damage claims arising from our use of hazardous materials. However, in the event of contamination or injury, we could be held liable for damages that result, and any liability could significantly exceed our coverage and resources.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

➢	establishing a classified board of directors requiring that members of the board be elected in different years, which lengthens the time needed to elect a new majority of the board;

➢	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

➢	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

➢	limiting the ability of stockholders to call special meetings of the stockholders;

Risk factors

➢	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

➢	establishing 90 to 120 day advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

We adopted a stockholder rights plan that may discourage, delay or prevent a merger or acquisition that is beneficial to our stockholders.

In November 2001, our board of directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a merger or acquisition that is beneficial to our stockholders by diluting the ability of a potential acquiror to acquire us. Pursuant to the terms of our plan, when a person or group, except under certain circumstances, acquires 20% or more of our outstanding common stock, or when 10 business days have passed after the commencement or announcement of a tender or exchange offer for 20% or more of our outstanding common stock, the rights (except those rights held by the person or group who has acquired or announced an offer to acquire 20% or more of our outstanding common stock) would generally become exercisable for shares of our common stock at a discount. Because the potential acquiror’s rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. As of December 31, 2004, 43,832,529 shares of our common stock were outstanding, of which 43,560,274 shares were freely tradable and 272,255 shares were transferable in accordance with certain volume, notice and manner of sale restrictions under Rule 144.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Some of our estimates are included in this prospectus supplement. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we expect them to be, investors could be disappointed, and our stock price may decrease.

Our stock price may be volatile, and you may not be able to resell your shares at or above your purchase price.

Our stock prices and the market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. During 2004, our common stock traded between $29.67 and $15.08. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active or the volume is low. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock, some of which are beyond our control:

➢	developments regarding, or the results of, our clinical trials, including TELCYTA clinical trials;

Risk factors

➢	announcements of technological innovations or new commercial products by our competitors or us;

➢	developments concerning proprietary rights, including patents;

➢	developments concerning our collaborations; publicity regarding actual or potential medical results relating to products under development by our competitors or us;

➢	regulatory developments in the United States and foreign countries;

➢	litigation;

➢	economic and other external factors or other disaster or crisis; or

➢	period-to-period fluctuations in our financial results.

We will need to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to satisfy new reporting requirements. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2004. If we are unable to complete a favorable assessment as to the adequacy of our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2004, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.

New and potential new accounting pronouncements may impact our future financial position and results of operations

There may be potential new accounting pronouncements or regulatory rulings, which may have an impact on our future financial position and results of operations. In particular, in December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards 123R (SFAS123R), “Share-Based Payment—An Amendment of FASB Statements No. 123 and 95, which eliminated the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” SFAS 123R will instead require companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and employee stock purchase plans. SFAS 123R is effective for public companies in periods beginning after June 15, 2005. We will be required to implement the standard no later than the quarter that begins July 1, 2005. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on July 1, 2005. The adoption of FAS 123R and other potential changes could materially impact our results of operations.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $91.6 million ($105.4 million if the underwriters’ over-allotment option is exercised in full), assuming a public offering price of $19.49 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate using the net proceeds from this offering to fund clinical trials of TELCYTA and TELINTRA and for other research and development and general corporate purposes. The amounts and timing of the expenditures will depend on numerous factors, such as the timing and progress of our clinical trials and research and development efforts, technological advances and the competitive environment for our products candidates. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this offering. Accordingly, we will retain broad discretion over the use of these proceeds.

Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

Price range of common stock

Our common stock commenced trading publicly on the Nasdaq National Market on August 11, 2000 and is traded under the symbol “TELK.” The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as reported on the Nasdaq National Market:

	High	Low
Year ended December 31, 2003
First quarter	$13.44	$10.85
Second quarter	17.87	12.43
Third quarter	22.98	15.75
Fourth quarter	23.05	19.00

Year ended December 31, 2004
First quarter	$28.08	$22.90
Second quarter	29.04	20.72
Third quarter	23.55	15.23
Fourth quarter	23.53	17.69

Year ended December 31, 2005
First quarter (through January 21, 2005)	$19.76	$18.01

As of December 31, 2004, there were 117 holders of record of our common stock. On January 21, 2005, the last sale price reported on the Nasdaq National Market for our common stock was $19.49 per share.

Dividend policy

We have never paid our stockholders dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

Capitalization

The following table shows our unaudited cash, cash equivalents, investments and restricted investments and capitalization as of September 30, 2004:

➢	on an actual basis; and

➢	as adjusted to give effect to the sale by us of 5,000,000 shares of our common stock in this offering at an assumed public offering price of $19.49 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2004
	Actual	As adjusted
	(unaudited)
	(in thousands, except share and per share data)
Cash, cash equivalents, investments and restricted investments	$154,957	$246,567

Long-term liabilities	$2,381	$2,381

Stockholders’ equity:
Preferred stock, $0.01 par value per share; 5,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.01 par value per share, and additional paid-in capital; 100,000,000 shares authorized; 43,761,773 shares issued and outstanding, actual; 48,761,773 shares issued and outstanding, as adjusted	363,959	455,569
Accumulated other comprehensive income	(107)	(107)
Accumulated deficit	(216,986)	(216,986)

Total stockholders’ equity	146,866	238,476

Total capitalization	$149,247	$240,857

The number of shares of common stock outstanding is based on the number of shares outstanding as of September 30, 2004 and excludes:

➢	6,384,787 shares of common stock underlying options outstanding as of September 30, 2004 at a weighted average exercise price of $11.896 per share; and

➢	2,210,665 shares available for issuance or future grant under our 2000 Equity Incentive Plan, 540,065 shares available for issuance under our 2000 Employee Stock Purchase Plan and 56,459 shares available for issuance or future grant under our 2000 Non-Employee Directors’ Stock Option Plan, as of September 30, 2004.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. The net tangible book value of our common stock on September 30, 2004 was approximately $146.9 million, or $3.36 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale by us of 5,000,000 shares of common stock in this offering at an assumed offering price of $19.49 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at September 30, 2004 would have been approximately $238.5 million, or $4.89 per share. This represents an immediate increase in net tangible book value of $1.53 per share to existing stockholders and an immediate dilution of $14.60 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$19.49

Net tangible book value per share as of September 30, 2004	$3.36
Increase per share attributable to new investors	1.53

As adjusted net tangible book value per share after this offering		4.89

Dilution per share to new investors		$14.60

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value as of September 30, 2004 would have been $5.10 per share, representing an increase to existing stockholders of $1.74 per share, and there will be an immediate dilution of $14.39 per share to new investors.

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of September 30, 2004, there were:

➢	6,384,787 shares of common stock underlying options outstanding at a weighted average exercise price of $11.896 per share; and

➢	2,210,665 shares available for issuance or future grant under our 2000 Equity Incentive Plan, 540,065 shares available for issuance under our 2000 Employee Stock Purchase Plan and 56,459 shares available for issuance or future grant under our 2000 Non-Employee Directors’ Stock Option Plan.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
J.P. Morgan Securities Inc.
Lehman Brothers Inc.

Total	5,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 750,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 750,000 shares:

	No exercise	Full exercise
Per share	$	$
Total	$	$

Underwriting

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $480,000.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of, or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may in its sole discretion release all or some of the securities from these lock-up agreements.

If:

➢	during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day lock-up period and ends on the last day of the 90-day lock-up period,

➢	we issue an earnings release; or

➢	materials news or a material event relating to us occurs; or

➢	prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period, then the 90-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs. However, this extension of the lock-up period will not apply in certain circumstances were we certify to the underwriters that shares of our common stock are “actively traded” securities within the meaning of securities laws.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the Nasdaq National Market under the symbol “TELK.”

PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

Underwriting

➢	imposition of penalty bids;

➢	syndicate covering transactions; and

➢	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market, compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

Certain of the underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

Certain underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Cooley Godward LLP, Palo Alto, California will pass upon the validity of the issuance of the common stock offered by this prospectus supplement. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

$200,000,000

Offered by

Common Stock

From time to time, we may sell common stock. We will specify in one or more prospectus supplements the terms of any offering. You should read this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

Our common stock is traded on the Nasdaq Stock Market under the trading symbol “TELK.” The applicable prospectus supplement will contain information, where applicable, as to any other listing (if any) on the Nasdaq Stock Market or any securities exchange of the common stock covered by the prospectus supplement. On April 8, 2004, the closing price of Telik common stock on the Nasdaq Stock Market was $28.34.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our securities involves a high degree of risk. See the section entitled “ Risk Factors” beginning on page 2 of this prospectus.

The date of this prospectus is May 18, 2004.

Description of capital stock	3
Plan of distribution	5
Legal matters	7
Experts	7
Where you can find more information	7

i

Prospectus summary

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total dollar amount of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain more specific information about the shares offered. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. However, no prospectus supplement shall fundamentally change terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus on the date on the front of this prospectus. This prospectus, together with applicable prospectus supplements and the documents incorporated by reference in this prospectus and any prospectus supplement, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information.” This Prospectus May Not Be Used to Consummate a Sale of Securities Unless it is Accompanied by a Prospectus Supplement.

You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

Telik

Telik, Inc. of Palo Alto, California is a biopharmaceutical company working to discover, develop and commercialize innovative small molecule drugs to treat serious diseases. Our most advanced drug development candidate is TELCYTA (TLK286), a tumor activated small molecule drug that is in a Phase 3 registration clinical trial in ovarian cancer and in multiple additional clinical trials in non-small cell lung, ovarian, colorectal and breast cancer. TELINTRA (TLK199) is in a Phase 1-2a trial in myelodysplastic syndrome, a form of pre-leukemia. We discovered our product candidates using our proprietary drug discovery technology, TRAP, which enables the rapid and efficient discovery of small molecule drug candidates. To date, we have not obtained regulatory approval for the commercial sale of any products, and we have not received any revenues from the commercial sale of products.

We were incorporated in Delaware in September 1988. Our executive offices are currently located at 3165 Porter Drive, Palo Alto, California 94304. Our telephone number is (650) 244-9303. Our website is http://www.telik.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

“Telik,” the Telik logo, TRAP and TELCYTA are trademarks of Telik, Inc. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

Risk factors

Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 5, 2004, which is incorporated herein by reference in its entirety, as well as any amendment or update thereto reflected in subsequent filings with the Securities and Exchange Commission.

Investment in our securities involves a high degree of risk. You should consider carefully the risk factors, as well as other information in this prospectus and any prospectus supplement and the documents incorporated by reference herein or therein before purchasing any of our securities. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

Forward-looking information

This prospectus, including the documents that we incorporate by reference, contains statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” “potential,” or “continue” or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout this prospectus and are statements regarding our current intent, belief or expectation, primarily with respect to our operations and related industry developments. Examples of these statements include, but are not limited to, statements regarding the following: the implications of positive interim results of our Phase 2 or Phase 3 clinical trials, the progress of our research programs, including clinical testing, the extent to which our issued and pending patents may protect our products and technology, our ability to identify new product candidates using TRAP technology (our proprietary Target-Related Affinity Profiling technology), the potential of such product candidates to lead to the development of safer or more effective therapies, our ability to develop the technology derived from our collaborations, our anticipated timing for filing additional Investigational New Drug applications with the Food and Drug Administration or for the initiation or completion of Phase 1, Phase 2 or Phase 3 testing for any of our product candidates, our future operating expenses, our future losses, our future expenditures for research and development and the sufficiency of our cash resources. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Use of proceeds

Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock for research and development and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we currently are not planning or negotiating any such transactions. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

Description of capital stock

Our authorized capital stock consists of 100 million shares of common stock, $.01 par value, and 5 million shares of preferred stock, $.01 par value, of which 1 million shares of preferred stock have been designated Series A junior participating preferred stock. As of March 31, 2004, there were 43,689,172 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Telik, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock that may be issued under this prospectus will be, fully paid and non-assessable.

PREFERRED STOCK

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5 million shares of preferred stock, in one or more series. One million shares of preferred stock have been designated as Series A junior participating preferred stock. Our board shall determine the rights, preferences, privileges and restrictions of the remaining preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could adversely affect the voting power, conversion or other rights of holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of common stock. We have no present plans to issue preferred stock.

REGISTRATION RIGHTS

As of the date of this prospectus, a holder of approximately 1.5 million shares of our common stock is entitled to rights with respect to registration of those shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of

Description of capital stock

others, the holder of these shares is entitled to notice of the registration and is entitled to include, at our expense, its shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration. In addition, the holder of these shares may require us, at our expense, on not more than two occasions and subject to certain limitations, to file a registration statement under the Securities Act with respect to its shares of common stock, and we will be required to use our best efforts to effect the registration.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER DOCUMENTS.

Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Charter Documents. Our amended and restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our amended and restated certificate of incorporation:

➢	substantially limits the use of cumulative voting in the election of directors;

➢	provides for a board of directors, classified into three classes of directors;

➢	provides that the authorized number of directors may be changed only by resolution of our board of directors;

➢	our board of directors may appoint new directors to fill vacancies or newly created directorships; and

➢	authorizes our board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

Our amended and restated bylaws provide that candidates for director may be nominated only by our board of directors or by a stockholder who gives written notice to us no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. Our amended and restated bylaws also limit who may call a special meeting of stockholders.

Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

RIGHTS PLAN

In October 2001, our board of directors adopted a Stockholder Rights Plan, pursuant to which all stockholders of record as of November 14, 2001 received rights to purchase shares of a newly created series of preferred stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $90 per right, subject to adjustment. The rights will become exercisable when a person or group acquires 20% or more of our outstanding common stock or ten business days after commencement or announcement of a tender or exchange offer for 20% or more of our outstanding common stock. If a person or group acquires 20%

Description of capital stock

or more of our outstanding common stock, all right holders except such buyer will be entitled to acquire our common stock at a discount. In the event that Telik is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to a person or group who has acquired 20% or more of our outstanding common stock, proper provision will be made so that each such holder of a right will thereafter have the right to receive, upon the exercise of the right, shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Our board of directors may terminate the Stockholder Rights Plan at any time, amend the rights plan without the approval of any holders of the rights or redeem the rights prior to the time a person or group acquires 20% or more of our common stock. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares would be entitled to receive a minimum preferential liquidation payment of $100 per share of common stock but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the shares of common stock. Customary anti-dilution provisions protect the rights. The preferred shares rank junior to any other series of our preferred stock. These rights will expire on November 14, 2011.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A. Its address is 150 Royall Street, Canton, MA 02021 and its telephone number is (781) 575-3400.

Plan of distribution

We may sell the common stock through underwriters or dealers, through agents, or directly to one or more purchasers. The prospectus supplement will describe the terms of the offering of the common stock, including:

➢	the name or names of any underwriters, if any;

➢	the purchase price of the common stock and the proceeds we will receive from the sale;

➢	any over-allotment options under which underwriters may purchase additional common stock from us;

➢	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

➢	any discounts or concessions allowed or reallowed or paid to dealers; and

➢	any securities exchange or market on which the common stock may be listed.

Only underwriters named in the prospectus supplement are underwriters of the common stock offered by the prospectus supplement.

If underwriters are used in the sale, they will acquire the common stock for their own account and may resell them from time to time in one or more transactions at a fixed public offering price. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the common stock offered by the

Plan of distribution

prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment. However, no prospectus supplement may fundamentally change terms set in the base prospectus or offer a security that is not registered and described in the base prospectus at the time of effectiveness.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the Nasdaq Stock Market may engage in passive market making transactions in the securities on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Legal matters

Cooley Godward LLP, Palo Alto, California will pass upon the validity of the securities being offered hereby. As of the date of this prospectus, certain partners and associates of Cooley Godward LLP own an aggregate of 4,067 shares of our common stock through investment partnerships.

Experts

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find more information

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, you can read and copy our Securities and Exchange Commission filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Securities and Exchange Commission prior to the date of this prospectus, while information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the common stock covered by this prospectus.

Where you can find more information

The following documents filed with the Securities and Exchange Commission under our File No. 000-31265 are incorporated by reference in this prospectus:

1.	Our annual report on Form 10-K, for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 5, 2004; and

2.	The description of our common stock set forth in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on August 7, 2000, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Telik, Inc., Attention: Investor Relations, 3165 Porter Drive, Palo Alto, California 94304, telephone: (650) 244-9303.